UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. 1)

Parker Drilling Company

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

701081507

(CUSIP Number)

David A. Marple

Värde Partners, Inc.

901 Marquette Ave. S., Suite 3300

Minneapolis, MN 55402

(952) 893-1554

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 701081507

(1)	Name of reporting person The Värde Skyway Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,233,731
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,233,731
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 1,233,731
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 8.2%*
(14)	Type of reporting person (see instructions): PN

*

Based on 15,044,739 shares of Common Stock of Parker Drilling Company (the “Issuer”) outstanding as of November 20, 2019, as reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission (“SEC”) on November 25, 2019.

CUSIP No. 701081507

(1)	Name of reporting person The Värde Skyway Fund G.P., L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,233,731
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,233,731
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 1,233,731
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 8.2%*
(14)	Type of reporting person (see instructions): PN

*	Based on 15,044,739 shares of Common Stock of the Issuer outstanding as of November 20, 2019, as reported in the Issuer’s Proxy Statement filed with the SEC on November 25, 2019.

CUSIP No. 701081507

(1)	Name of reporting person The Värde Skyway Fund UGP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,233,731
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,233,731
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 1,233,731
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 8.2%*
(14)	Type of reporting person (see instructions): OO

*	Based on 15,044,739 shares of Common Stock of the Issuer outstanding as of November 20, 2019, as reported in the Issuer’s Proxy Statement filed with the SEC on November 25, 2019.

CUSIP No. 701081507

(1)	Name of reporting person Värde Investment Partners (Offshore) Master, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,505,570
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,505,570
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 1,505,570
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 10.0%*
(14)	Type of reporting person (see instructions): PN

*	Based on 15,044,739 shares of Common Stock of the Issuer outstanding as of November 20, 2019, as reported in the Issuer’s Proxy Statement filed with the SEC on November 25, 2019.

CUSIP No. 701081507

(1)	Name of reporting person Värde Investment Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,911,457
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,911,457
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 1,911,457
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 12.7%*
(14)	Type of reporting person (see instructions): PN

*	Based on 15,044,739 shares of Common Stock of the Issuer outstanding as of November 20, 2019, as reported in the Issuer’s Proxy Statement filed with the SEC on November 25, 2019.

CUSIP No. 701081507

(1)	Name of reporting person Värde Investment Partners G.P., L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 3,417,027
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 3,417,027
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 3,417,027
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 22.7%*
(14)	Type of reporting person (see instructions): PN

*	Based on 15,044,739 shares of Common Stock of the Issuer outstanding as of November 20, 2019, as reported in the Issuer’s Proxy Statement filed with the SEC on November 25, 2019.

CUSIP No. 701081507

(1)	Name of reporting person Värde Investment Partners UGP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 3,417,027
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 3,417,027
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 3,417,027
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 22.7%*
(14)	Type of reporting person (see instructions): OO

*	Based on 15,044,739 shares of Common Stock of the Issuer outstanding as of November 20, 2019, as reported in the Issuer’s Proxy Statement filed with the SEC on November 25, 2019.

CUSIP No. 701081507

(1)	Name of reporting person Värde Credit Partners Master, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 2,035,386
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 2,035,386
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 2,035,386
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 13.5%*
(14)	Type of reporting person (see instructions): OO

*	Based on 15,044,739 shares of Common Stock of the Issuer outstanding as of November 20, 2019, as reported in the Issuer’s Proxy Statement filed with the SEC on November 25, 2019.

CUSIP No. 701081507

(1)	Name of reporting person Värde Credit Partners G.P., L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 2,035,386
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 2,035,386
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 2,036,386
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 13.5%*
(14)	Type of reporting person (see instructions): PN

*	Based on 15,044,739 shares of Common Stock of the Issuer outstanding as of November 20, 2019, as reported in the Issuer’s Proxy Statement filed with the SEC on November 25, 2019.

CUSIP No. 701081507

(1)	Name of reporting person Värde Credit Partners UGP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 2,035,386
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 2,035,386
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 2,035,386
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 13.5%*
(14)	Type of reporting person (see instructions): OO

*	Based on 15,044,739 shares of Common Stock of the Issuer outstanding as of November 20, 2019, as reported in the Issuer’s Proxy Statement filed with the SEC on November 25, 2019.

CUSIP No. 701081507

(1)	Name of reporting person Värde Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 6,686,144
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 6,686,144
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 6,686,144
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 44.4%*
(14)	Type of reporting person (see instructions): PN

*	Based on 15,044,739 shares of Common Stock of the Issuer outstanding as of November 20, 2019, as reported in the Issuer’s Proxy Statement filed with the SEC on November 25, 2019.

CUSIP No. 701081507

(1)	Name of reporting person Värde Partners, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 6,686,144
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 6,686,144
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 6,686,144
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 44.4%*
(14)	Type of reporting person (see instructions): CO

*	Based on 15,044,739 shares of Common Stock of the Issuer outstanding as of November 20, 2019, as reported in the Issuer’s Proxy Statement filed with the SEC on November 25, 2019.

CUSIP No. 701081507

(1)	Name of reporting person George G. Hicks
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 6,686,144
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 6,686,144
(11)	Aggregate amount beneficially owned by each reporting person: 6,686,144
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 44.4%*
(14)	Type of reporting person (see instructions): IN

*	Based on 15,044,739 shares of Common Stock of the Issuer outstanding as of November 20, 2019, as reported in the Issuer’s Proxy Statement filed with the SEC on November 25, 2019.

AMENDMENT NO. 1 TO SCHEDULE 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by The Värde Skyway Master Fund, L.P. (“Master Skyway Fund”), The Värde Skyway Fund G.P., LLC (“Skyway Fund GP”), Värde Investment Partners (Offshore) Master, L.P. (“VIP Offshore”), Värde Investment Partners, L.P. (“VIP”), Värde Investment Partners G.P., LLC (“VIP GP”), Värde Credit Partners Master, L.P. (“VCPM”), Värde Credit Partners G.P., LLC (“VCPM GP”), Värde Partners, L.P. (“Managing Member”), Värde Partners, Inc. (“General Partner”) and George G. Hicks (collectively, the “Reporting Persons”) on April 3, 2019. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) This Schedule 13D is being jointly filed by:

(i) The Värde Skyway Master Fund, L.P., a Cayman Islands exempted limited partnership (“Master Skyway Fund”);

(ii) The Värde Skyway Fund G.P., L.P., a Delaware limited partnership (“Skyway Fund GP”), the general partner of Master Skyway Fund;

(iii) The Värde Skyway Fund UGP, LLC, a Delaware limited liability company (“Skyway Fund UGP”), the general partner of Skyway Fund GP;

(iv) Värde Investment Partners (Offshore) Master, L.P., a Cayman Islands exempted limited partnership (“VIP Offshore”);

(v) Värde Investment Partners, L.P., a Delaware limited partnership (“VIP”);

(vi) Värde Investment Partners G.P., L.P., a Delaware limited partnership (“VIP GP”), the general partner of VIP Offshore and VIP;

(vii) Värde Investment Partners UGP, LLC, a Delaware limited liability company (“VIP UGP”), the general partner of VIP GP;

(viii) Värde Credit Partners Master, L.P., a Cayman Islands exempted limited partnership (“VCPM”);

(ix) Värde Credit Partners G.P., L.P., a Delaware limited partnership (“VCPM GP”), the general partner of VCPM;

(x) Värde Credit Partners UGP, LLC, a Delaware limited liability company (“VCPM UGP”), the general partner of VCPM GP;

(xi) Värde Partners, L.P., a Delaware limited partnership (“Managing Member”), the managing member of Skyway Fund UGP, VIP UGP and VCPM UGP;

(xii) Värde Partners, Inc., a Delaware corporation (“General Partner”), the general partner of the Managing Member; and

(xiii) Mr. George G. Hicks (“Mr. Hicks”), the chief executive officer of the General Partner;

((i) through (xiii) above are each referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons”).

(b) The address of the principal business and principal office of each of the Reporting Persons is 901 Marquette Ave S., Suite 3300, Minneapolis, MN 55402. See Schedule 1 with respect to information required for each executive officer and director of the General Partner.

(c) For Mr. Hicks, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is: Chief Executive Officer, Värde Partners, Inc., 901 Marquette Ave S., Suite 3300, Minneapolis, MN 55402. The principal business of each of the other Reporting Persons is direct or indirect investment in financial assets.

(d) and (e) During the past five years, none of the Reporting Persons (nor any of the persons listed on Schedule 1) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hicks is a citizen of the United States. Each of the other Reporting Persons is organized under the laws of the State of Delaware except Master Skyway Fund, VIP Offshore and VCPM, which are organized under the laws of the Cayman Islands. Each of the executive officers and directors identified on Schedule 1 hereto are U.S. citizens other than Mr. Carstairs, who is a citizen of Australia and the United Kingdom, Mr. Noel, who is a citizen of the United States and the United Kingdom, Mr. Naglieri, who is a citizen of Italy, Mr. Milone, who is a citizen of Italy, and Ms. Lieskovska, who is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 5(c) is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

This Amendment No. 1 is being filed to report acquisitions of beneficial ownership of Common Stock in an amount equal to one percent or more of the Issuer’s outstanding Common Stock since the Reporting Persons’ previous Schedule 13D filing. The disclosure in Item 5(c) below regarding transactions in the Issuer’s Common Stock effected during the previous 60 days is incorporated by reference herein. Consistent with their investment purpose, the Reporting Persons may make, or cause, further acquisitions of Common Stock from time to time and may dispose, or cause to be disposed, shares of Common Stock, in each case depending on market conditions and other factors.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The ownership percentage appearing on such cover pages has been calculated based on 15,044,739 shares of Common Stock of the Issuer outstanding as of November 20, 2019, as reported in the Issuer’s Proxy Statement filed with the SEC on November 25, 2019.

Each of Mr. Hicks, the Managing Member and the General Partner may also be deemed to beneficially own the Common Stock held by the other Reporting Persons. Each such Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the Reporting Persons directly or indirectly controlled by it or him, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than Master Skyway Fund, VIP Offshore, VIP and VCPM and their respective general partners, to the extent they directly hold shares of Common Stock) is the beneficial owner of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock. The filing of this statement should not be construed to be an admission that any of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Exchange Act.

(c) Transactions by the Reporting Persons effected during the past 60 days are set forth in Schedule A below and such information is incorporated herein by reference.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 7. Material to Be Filed As Exhibits

Item 7 of the Schedule 13D is supplemented as follows:

Exhibit F	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

Schedule 1

The name and principal occupation or employment of the executive officers and directors of Värde Partners, Inc. as of the date hereof are as set forth below. Except as noted below, the business address of each of the below individuals is 901 Marquette Ave S., Suite 3300, Minneapolis, MN 55402.

Name	Principal occupation or employment and address of any corporation or other organization in which such employment is conducted
George G. Hicks	Principal of Värde Partners, Inc.
Marcia L. Page	Principal of Värde Partners, Inc.
Bradley P. Bauer	Principal of Värde Partners, Inc.
Rick J. Noel	Principal of Värde Partners, Inc., 2 St. James’s Market, London, England SW1Y 4AH
Andrew P. Lenk	Principal of Värde Partners, Inc.
Ilfryn C. Carstairs	Principal of Värde Partners, Inc., 6 Battery Road #21-01, Singapore 049909
David A. Marple	Principal of Värde Partners, Inc.
Giuseppe Naglieri	Principal of Värde Partners, Inc., 2 St. James’s Market, London, England SW1Y 4AH
Timothy J. Mooney	Principal of Värde Partners, Inc., 2 St. James’s Market, London, England SW1Y 4AH
Brian Schmidt	Principal of Värde Partners, Inc.
Jonathan Fox	Principal of Värde Partners, Inc., 2 St. James’s Market, London, England SW1Y 4AH
Scott Hartman	Principal of Värde Partners, Inc.
Francisco Milone	Principal of Värde Partners, Inc., 2 St. James’s Market, London, England SW1Y 4AH
Haseeb Malik	Principal of Värde Partners, Inc., 6 Battery Road #21-01, Singapore 049909
Elena Lieskovska	Principal of Värde Partners, Inc., 2 St. James’s Market, London, England SW1Y 4AH
Katie S. Kloster	Chief Compliance Officer of Värde Partners, Inc.
Brendan Albee	Chief Operating Officer of Värde Partners, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 11, 2020

THE VÄRDE SKYWAY MASTER FUND, L.P.

By:	The Värde Skyway Fund G.P., L.P., Its General Partner
By:	The Värde Skyway Fund UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY FUND G.P., L.P.

By:	The Värde Skyway Fund UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY FUND UGP, LLC

By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS (OFFSHORE) MASTER, L.P.

By:	Värde Investment Partners G.P., L.P., Its General Partner
By:	Värde Investment Partners UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS, L.P.

By:	Värde Investment Partners G.P., L.P., Its General Partner
By:	Värde Investment Partners UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS G.P., L.P.

By:	Värde Investment Partners UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS UGP, LLC

By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE CREDIT PARTNERS MASTER, L.P.

By:	Värde Credit Partners G.P., L.P., Its General Partner
By:	Värde Credit Partners UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE CREDIT PARTNERS G.P., L.P.

By:	Värde Credit Partners UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE CREDIT PARTNERS UGP, LLC

By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, L.P.

By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, INC.

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

GEORGE G. HICKS

By:	/s/ George G. Hicks

SCHEDULE A

TRANSACTIONS

The following table sets forth all transactions with respect to shares of Common Stock effected during the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of shares of Common Stock, inclusive of any transactions effected through 4:00 p.m., New York City time, on February 10, 2020. All such transactions were purchases of shares of Common Stock effected in the open market, and the table includes commissions paid in per share prices.

Transactions by Värde Investment Partners (Offshore) Master, L.P.

NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SHARES	PRICE PER SHARE
Purchase of Common Stock	02/06/2020	3,516	$15.0453
Purchase of Common Stock	02/07/2020	218,387	$14.5171

Transactions by Värde Investment Partners, L.P.

NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SHARES	PRICE PER SHARE
Purchase of Common Stock	02/06/2020	4,499	$15.0453
Purchase of Common Stock	02/07/2020	279,459	$14.5171

Transactions by Credit Partners Master, L.P.

NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SHARES	PRICE PER SHARE
Purchase of Common Stock	02/06/2020	4,574	$15.0453
Purchase of Common Stock	02/07/2020	284,115	$14.5171